Memo

TO:	Samantha A. Brutlag Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	August 8, 2024
SUBJECT:
Response to comments to the initial registration statement (the “Registration Statement”) filed on Form N-14 on July 11, 2024, for the funds of the JNL Series Trust (“the “Trust”) as listed in the following reorganization:

	File No.	Acquired Fund	Acquiring Fund
	333-280755	JNL/Baillie Gifford U.S. Equity Growth Fund	JNL Multi-Manager U.S. Select Equity Fund

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) legal comments to the Registration Statement that the Registrant received via telephone on July 30, 2024.

The comments are repeated below in italics, with responses immediately following. Capitalized terms used herein have the same meaning as in the Registration Statement.

1.	Please bold the references to the appendices as they should be given more prominence in the Registration Statement.

RESPONSE: The Registrant has made conforming changes.

2.
On page 15 of the Registration Statement, in the “Board Considerations” section, please include disclosure relating to the Board’s consideration regarding what will happen if the Reorganization is not approved by shareholders.

RESPONSE: The Registrant has added the following disclosure:

“If the Reorganization is not approved by shareholders, the Funds will continue to operate as they currently do. While the Board has made no determination regarding this contingency, the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in the Acquired Fund.”

3.	On page ii of the Registration Statement, please conform the last paragraph to the current Form N-14 requirements as the references to the SEC’s Public Reference Room are outdated.

RESPONSE: The Registrant has replaced that paragraph with the following disclosure:

“The Trust is subject to the informational requirements of the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”).  Accordingly, it must file certain reports and other information with the SEC.  Proxy materials, reports, and other information filed by the Trust are available on the SEC’s website at http://www.sec.gov.”

4.	On page 13 of the Registration Statement, in the “Capitalization” section, please update the capitalization table to reflect data from within 30 days of the Registration Statement.

RESPONSE: The Registrant has updated the capitalization table and related disclosure in the “Capitalization” section as reflected in Appendix A.

5.
On page 17 of the Registration Statement, in the “Management Fees” section, it states, “A discussion of the basis for the Board’s approval of the Investment Advisory and Management Agreement is available in the Trust’s Annual Report to shareholders for the year ended December 31, 2022 for the Acquiring Fund.”  Please update the reference to 2023 or explain in correspondence why this disclosure is accurate.

RESPONSE: The Registrant confirms the disclosure is accurate.  The Acquiring Fund was launched on November 15, 2022, and the Investment Advisory and Management Agreement  (the “Agreement”) was approved with an initial two-year term by the Board of Trustees of the Trust (the “Board”) at the Board’s August 30-31, 2022 meeting. The Board will next consider renewal of the Agreement at the August 28-29, 2024 Board meeting.  If approved by the Board, a discussion of the basis for the Board’s approval will be included in the Trust’s N-CSR filing for the period ended December 31, 2024.

6.
In the “Supplemental Financial Information” section, the Commission Staff notes inconsistent language in the filing regarding the repositioning for the target fund compared to disclosure elsewhere in the Registration Statement. The repositioning disclosure on page 3 of the Registration Statement indicates that the target fund will liquidate approximately 67% of its holdings in advance of the Reorganization and approximately 33% of the target fund’s holdings will be sold at the time of the Reorganization. The “Supplemental Financial Information” section states that the Reorganization will not result in a material change in the target fund's investment portfolio. Please confirm in correspondence that the disclosure will be revised in the “Supplemental Financial Information” section in a Form 497 filing to replace the non-material language with the earlier language regarding the repositioning of the target fund’s portfolio. In addition, please update the “Supplemental Financial Information” section to include disclosure regarding any capital gain distributions as a result of such repositioning in a Form 497 filing. Please provide the revised disclosures in correspondence.

RESPONSE: The Registrant has revised the disclosure as reflected in Appendix B.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File

Appendix A
The new text is underlined, and the text to be deleted text is stricken.

Capitalization
The following table shows the capitalization of each Fund as of ~~December 31, 2023~~July 26, 2024, and of the Multi-Manager Fund on a pro forma combined basis as of ~~December 31, 2023~~July 26, 2024 after giving effect to the proposed Reorganization.  The actual net assets of the Baillie Gifford Fund and the Multi-Manager Fund on the Closing Date will differ due to fluctuations in net asset values, subsequent purchases, and redemptions of shares.  No assurance can be given as to how many shares of the Multi-Manager Fund will be received by shareholders of Baillie Gifford Fund on the Closing Date, and the following table should not be relied upon to reflect the number of shares of the Multi-Manager Fund that will actually be received.
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Baillie Gifford Fund (Acquired Fund) – Class A	$5,837,566 ~~$8,737,020~~	6.06 ~~5.73~~	963,405 ~~1,525,106~~
Multi-Manager Fund (Acquiring Fund) – Class A	$1,431 ~~$1,200~~	14.31 ~~12.00~~	100
Adjustments	$(1,973) (a) ~~$(1,172~~) ~~(a)~~	0	(555,607) (b)  ~~(797,119) (b)~~
Pro forma Multi-Manager Fund – Class A (assuming the Reorganization is approved)	$5,837,024 ~~$8,737,048~~	14.31 ~~12.00~~	407,898 ~~728,087~~
Baillie Gifford Fund (Acquired Fund) – Class I	$32,068,138 ~~$86,731,762~~	6.13 ~~5.78~~	5,234,897 ~~15,005,489~~
Multi-Manager Fund (Acquiring Fund) – Class I	$747,964,772 ~~$434,673,150~~	14.40 ~~12.05~~	51,945,010 ~~36,068,394~~
Adjustments	$(10,837) (a) $~~(11,638) (a)~~	0	(3,008,696) (b) ~~(7,808,798) (b)~~
Pro forma Multi-Manager Fund – Class I (assuming the Reorganization is approved)	$780,022,073 ~~$521,393,274~~	14.40 ~~12.05~~	54,171,211 ~~43,265,085~~
(a)
The costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the Proxy Statement/Prospectus and related disclosure documents, and the related legal fees, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of this Reorganization as well as the costs associated with the preparation of the tax opinion and obtaining a consent of independent registered public accounting firm, will be borne by JNAM whether or not the Reorganization is consummated. No sales or other charges will be imposed on Contract Owners in connection with the Reorganization. It is currently anticipated that approximately 67% of the Acquired Fund’s holdings will be liquidated in advance of the Reorganization and the resulting proceeds will be redeemed by the JNAM Fund-of-Funds. It is anticipated that at the time of the Reorganization,  approximately 33% of the Acquired Fund’s holdings will be sold and the proceeds allocated to the sleeves managed by the Acquiring Fund’s sub-advisers in accordance with the Acquiring Fund’s principal investment strategies. Prior to the Reorganization, JNAM may use a transition manager to assist in the transition of the Acquired Fund. The Acquired Fund will bear the Transaction Costs associated with the Reorganization. Such Transaction Costs are estimated to be $12,810 (0.02% of net assets).

(b)	The adjustment to the pro forma shares outstanding number represents a decrease in shares outstanding of the Acquiring Fund to reflect the exchange of shares of the Acquired Fund.

The Reorganization provides for the acquisition of all the assets and all the liabilities of the Baillie Gifford Fund by the Multi-Manager Fund.  If the Reorganization had taken place on ~~December 31, 2023~~July 26, 2024, shareholders of the Baillie Gifford Fund would have received ~~727,987~~ 407,798 and ~~7,196,691~~ 2,226,201 Class A and Class I shares, respectively, of the Multi-Manager Fund.

Appendix B
The new text is underlined, and the text to be deleted text is stricken.

SUPPLEMENTAL FINANCIAL INFORMATION
Following the Reorganization, the Acquiring Fund will be the accounting and performance survivor.
A table showing the fees of the Acquiring Fund and the Acquired Fund (together, the “Funds”), and the fees and expenses of the Acquiring Fund on a pro forma basis after giving effect to the proposed Reorganization, is included in the section entitled “Comparative Fee and Expense Tables” of the of the Proxy Statement/Prospectus.
~~The Reorganization will not result in a material change in the Acquired Fund's investment portfolio due to the investment restrictions of the Acquiring Fund.~~ It is currently anticipated that approximately 67% of the Acquired Fund’s holdings will be liquidated in advance of the Reorganization and the resulting proceeds will be redeemed by certain investment companies advised by Jackson National Asset Management, LLC (“JNAM”), which are organized as fund-of-funds (the “JNAM Fund-of-Funds”). It is anticipated that at the time of the Reorganization, approximately 33% of the Acquired Fund’s holdings will be sold and the proceeds allocated to the sleeves managed by the Acquiring Fund’s sub-advisers in accordance with the Acquiring Fund’s principal investment strategies. The Funds do not expect to make capital gain distributions as a result of such repositioning. The Funds, which currently intend to qualify and be eligible for treatment as partnerships for U.S. federal income tax purposes, generally do not expect to make distributions of their net investment income and net realized capital gains. For each Fund, distributions other than in redemption of Fund shares, if any, are automatically reinvested at net asset value in shares of the distributing class of that Fund. Prior to the Reorganization, JNAM may use a transition manager to assist in the transition of the Acquired Fund. It is not expected that the Acquiring Fund will revise any of its investment policies following the Reorganization to reflect those of the Acquired Fund. As a result, a schedule of investments of the Acquired Fund modified to show the effects of the Reorganization is not required and is not included. Notwithstanding the foregoing, changes may be made to the Acquired Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization
There are no material differences in accounting policies of the Acquired Fund as compared to those of the Acquiring Fund.